Filed Pursuant to Rule 424(b)(4)
Registration No. 333-154831

AMERICAN CHURCH MORTGAGE COMPANY

SUPPLEMENT NO. 3 DATED OCTOBER 21, 2010

TO THE PROSPECTUS DATED JANUARY 7, 2010

Current Interest Rates for
Series C Secured Investor Certificates
Offered by
American Church Mortgage Company
Effective October 21, 2010

Certificate Term	Interest Rate %
4 Year	4.50%
5 Year	5.00%
13 Year	6.25%
14 Year	6.25%
15 Year	6.35%
16 Year	6.50%
17 Year	6.65%
18 Year	6.75%
19 Year	7.00%
20 Year	7.25%

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